Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING EMAIL WAS SENT TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON AUGUST 10, 2000. ALSO ATTACHED ARE THE SLIDES REFERENCED IN THE EMAIL THAT WERE DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 10, 2000:

The True Value of the NorthPoint-Verizon Merger is Much Greater Than $800
Million

I want to clear up a misconception regarding the value of our deal with Verizon that we announced on Tuesday. That misconception was clearly expressed in a headline in Wednesday's San Francisco Examiner that read "Verizon invests in S.F. DSL firm: Pays $800 million for 55% interest in NorthPoint." The same view was implicit in a question from an employee on Tuesday's All NorthPoint Conference Call who asked, "Did we just sell 55 percent of NorthPoint for $800 million in cash?" It's an excellent question, and I would like to provide a broader explanation.

The fact is that Verizon is investing far more than $800 million in NorthPoint. They also are giving us operational control of their wholesale DSL business, a business that's substantially larger than NorthPoint's. When the deal closes, NorthPoint will issue new shares to Verizon that will represent 55 percent of our company. In exchange for issuing those shares, NorthPoint will get the following:

     1) All of Verizon's DSL equipment, including DSLAMs, ATM switches, routers and collocation space in roughly 2,000 COs. Verizon will have spent more than $500 million on this equipment by the end of 2000.
     2) All of Verizon's installed DSL lines (more than 220,000 today, and analysts expect more than 500,000 by the end of 2000)
     3) All of the approximately 1,500 experienced people who work in Verizon's wholesale DSL business
     4) A commercial contract under which NorthPoint will be the preferred provider for Verizon Online (the ISP that was formerly known as BA.net and GTE.net). This means they will be sending us hundreds of thousands of line orders in the coming years.
     5) Contracts with some of the nation's largest ISP's, including AOL
     6) Expertise in line-sharing

     All of this in addition to the $800 million cash!

That's why this deal is attractive from a numbers perspective. But it's also attractive from a strategic perspective, and here's why. What Wall Street analysts have been telling me is that in order to be a leading broadband company, NorthPoint must (1) acquire adequate funding, (2) scale the business and (3) get more customers. So, as we have been working on our next round of funding in the last few months, we looked for a partner who could not only contribute money, but also lines, revenue and footprint.

We found that partner in Verizon. In addition to meeting all these requirements, our deal with Verizon catapults NorthPoint to the leadership position in DSL. We are now the company that sets the standard for all others in our business, and we think that makes us the employer of choice as well as the partner of choice and the provisioner of choice.

Here's another way to look at it. If we were to exchange roughly half of the ownership of our company, what would we expect to get? Probably, we'd expect to roughly double our customer size, double our revenue and double our footprint. We will get much more than this from our Verizon deal. By the end of this year, if we add the two companies' DSL businesses together, we will get:

     * Roughly triple our revenue
     * Four times the number of subscribers
     * Double our footprint
     * Commercial agreements for significant volumes from Verizon companies
     * Access to channel partners like AOL and others
     * All of the assets, people and systems from Verizon's DSL business
     * A market leadership position
     * $800 million in cash, $450 million of it to fund our network expansion

When we add up all these benefits, we believe the value of the "new" Northpoint to be significantly higher than NorthPoint's current market capitalization. So you can see this is truly a terrific deal for NorthPoint, and one that catapults us to national and global broadband leadership. You can see this clearly illustrated on a few slides we've posted on Lighthouse at MERGER CENTRAL.
                                                          --------------
I hope you agree that this deal offers great prospects for NorthPoint's future - and for the future of the NorthPoint team. When our stock closed down 3/4 of a point yesterday, I was disappointed. However, at the same time we announced our merger with Verizon, we also told security analysts in a conference call that we expect to miss our line counts for Q3 and Q4 by about 10 - 15 percent. This news no doubt dampened the overall effect of the merger announcement. I feel strongly that as investors gain a full understanding of the merger, its long-term potential will be reflected in our stock price. Security analysts' reactions have been mostly positive, and a very positive early sign in the marketplace is a significant appreciation of the value of our bond offering.

I look forward to talking with you further about the merger over the coming weeks and months as we do integration planning.








The Point is intended for employees of NorthPoint Communications, their friends and family members. Please do not distribute to others outside the company.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Analysis of Shares Outstanding

Shares outstanding will rise from approximately 140M today to approximately 310M after the closing.

[GRAPH APPEARS HERE]

                               Since NPNT will own 45% of the combined company, approximately 170M new shares will be issued to Verizon at the closing, to give Verizon 55% ownership of the combined company.


                                                         NorthPoint Confidential

Illustrative Premium Analysis

Before this deal, the two DSL companies were worth nearly $6B combined.* At the closing, assuming the new northPoint has a $6B market capitalization, NPNT shareowners' stake would be worth $2.7B. This equates to $19.35 per share. (This example is for illustrative purposes only. The actual market capitalization and stock price of the new NorthPoint at closing may be lower.)

                                                NorthPoint
                                                retained a
                                                significantly larger
                                                share of the
[GRAPH APPEARS HERE]                            combined firm
                                                than its value
                                                contribution would
                                                have warranted.
                                                This is the
                                                "premium" often
                                                seen in stock-for-
                                                stock transactions.

*Value of Verizon DSL business based on value per subscriber.

                                                         NorthPoint Confidential

Stock Price Under Growth Scenarios

If the value of the company increases, NorthPoint shareholders' resulting "premium" will increase as well.

Valuation should increase over "sum of assets" due to :

[GRAPH APPEARS HERE]

 . Decreased financial risk
 . Increased scale
 . Increased reach
 . Our execution over time

                                                         NorthPoint Confidential